UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Alleghany Corporation

(Name of Issuer)
Common stock, par value $1.00 per share

(Title of Class of Securities)
017175100

(CUSIP Number)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 20, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	017175100

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Transatlantic Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,594,957.5

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,594,957.5*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.7%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Beneficial ownership of the Issuer’s Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 8,551,646 shares of Issuer Common Stock outstanding as of November 18, 2011, as set forth in the merger agreement described in Item 4 hereof.

Item 1. Security and Issuer
     This statement relates to the shares of common stock, par value $1.00 per share (“Issuer Common Stock”), of Alleghany Corporation, a Delaware corporation (“Alleghany”). The principal executive office of Alleghany is located at 7 Times Square Tower, New York, New York 10036.
Item 2. Identity and Background
     This statement is being filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”). The principal executive office of Transatlantic is located at 80 Pine Street, New York, New York 10005. Information as to each of the executive officers and directors of Transatlantic is set forth on Schedule I.
     Transatlantic offers reinsurance capacity for a range of property and casualty products, directly and through brokers, to insurance and reinsurance companies. Transatlantic operations are conducted principally by its three operating subsidiaries: Transatlantic Reinsurance Co, Trans Re Zurich and Putnam Reinsurance Co.
     During the last five years, neither Transatlantic nor, to the best knowledge of Transatlantic, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, Estate of F.M. Kirby, Allan P. Kirby, Alice Kirby Horton, S. Dillard Kirby, Jefferson W. Kirby, John C. Baity & S. Dillard Kirby Trustees u/a 1/3/75 f/b/o S. Dillard Kirby, John C. Baity & Jefferson W. Kirby Trustees u/a 1/3/75 f/b/o Jefferson W. Kirby, John C. Baity & Alice Kirby Horton Trustees u/a 1/3/75 f/b/o Alice Kirby Horton, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Fred M. Kirby III, John C. Baity & Stark Dillard Kirby Trustees u/a 12/30/76 f/b/o Stark Dillard Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Stark Dillard Kirby, John C. Baity & Jefferson W. Kirby Trustees u/a 12/30/76 f/b/o Jefferson W. Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Jefferson W. Kirby, John C. Baity & Alice Kirby Horton Trustees u/a 12/30/76 f/b/o Alice Kirby Horton, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Alice Kirby Horton, John C. Baity Trustee u/a 12/30/76 f/b/o Leigh Carlin Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Stark Dillard Kirby, Jr., John C. Baity Trustee u/a 12/30/76 f/b/o Elizabeth Marie Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Fred Morgan Kirby IV, John C. Baity Trustee u/a 12/30/76 f/b/o Jefferson W. Kirby, Jr. (each a "Stockholder” and together the “Stockholders”), who together are the record and/or beneficial owners of 1,594,957.5 shares of the Issuer Common Stock (the “Subject Shares”), have entered into voting agreements with Transatlantic as described in Item 4. The transactions contemplated by the voting agreements (which are the basis for the beneficial ownership of the Subject Shares by Transatlantic) are not expected to require the payment of any funds by Transatlantic to the Stockholders.
     The Stockholders entered into the voting agreements to induce Transatlantic to enter into the Merger Agreement described in Item 4.
Item 4. Purpose of Transaction
Merger Agreement
     On November 20, 2011, Alleghany, Shoreline Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Alleghany (“Merger Sub”) and Transatlantic entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, after receipt of all required regulatory approvals, stockholder approvals and satisfaction of the other closing conditions set forth in the Merger Agreement, Transatlantic will be merged with and into Merger Sub (the “Merger”). Each outstanding share of Transatlantic common stock will be exchanged for per share consideration consisting of 0.145 shares of Issuer Common Stock and $14.22 in cash.

Transatlantic stockholders may elect to receive cash or stock consideration, subject to proration in the event of oversubscription. After completion of the Merger, the combined entity will be a wholly owned subsidiary of Alleghany. Upon consummation of the Merger, the Alleghany board of directors will be comprised of the 11 existing Alleghany directors and three additional directors who currently serve on the Transatlantic board of directors. The Transatlantic board of directors has unanimously recommended that Transatlantic stockholders vote in favor of the adoption of the Merger Agreement.
Voting Agreement
     As a condition and inducement to enter into the Merger Agreement, the Stockholders entered into voting agreements with Transatlantic (individually a “Voting Agreement” and collectively, the “Voting Agreements”) pursuant to which, subject to certain exceptions set forth therein, each Stockholder agreed that, prior to the termination of the Voting Agreement, it shall, on the terms and subject to the conditions specified in the Voting Agreements, at any meeting of the stockholders of Alleghany at which the approval of the Stock Issuance (as defined in the Merger Agreement) is to be voted upon, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted), to the extent entitled to vote thereon, all of its Owned Shares (as defined in the Voting Agreements) at such time (a) in favor of approval of the Stock Issuance (as defined in the Merger Agreement) and (b) against any Alleghany Acquisition Proposal (as defined in the Merger Agreement) and against any action or agreement that would reasonably be expected to materially impair the ability of Alleghany or Merger Sub to complete the Merger, or that would otherwise reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger. In addition, each Stockholder grants Transatlantic its irrevocable proxy to vote the subject shares as indicated above.
     The foregoing summaries of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.
     Subject to the terms of the Merger Agreement and the Voting Agreements, Transatlantic may, at any time (i) engage Alleghany, stockholders of Transatlantic and Alleghany, or other relevant parties in discussions that may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and (ii) review or reconsider its position with respect to Alleghany and formulate plans or proposals with respect to any such matters.
Item 5. Interest in Securities of the Issuer
     (a) and (b) Immediately prior to the execution of the Voting Agreements, Transatlantic did not own any shares of Issuer Common Stock. However, as of execution of the Voting Agreements on November 20, 2011, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Transatlantic may be deemed to have shared voting power with respect to (and therefore beneficially own) 1,594,957.5 shares of Issuer Common Stock, representing approximately 18.7% of the Issuer Common Stock outstanding as of November 18, 2011 (based on the number of shares of Issuer Common Stock outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by Transatlantic is approximately 18.7%.
     Except as set forth above, neither Transatlantic nor, to the best of Transatlantic’s knowledge, any of the individuals named in Schedule I hereto, owns any ordinary shares of Issuer Common Stock.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Transatlantic is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except as set forth in this Item 5, to the best knowledge of Transatlantic, Transatlantic and no other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

     (d) Transatlantic does not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of Transatlantic, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Transatlantic and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
     1. Merger Agreement, dated as November 20, 2011, between Alleghany, Merger Sub, and Transatlantic (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Transatlantic on November 22, 2011 (File No. 001-10545)).
     2. Form of Voting Agreement, dated as of November 20, 2011, by and among the Stockholders on the one hand, and Transatlantic, on the other (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Transatlantic on November 22, 2011 (File No. 001-10545)).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: November 30, 2011

SCHEDULE I

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors

Stephen P. Bradley	c/o Transatlantic Holdings, Inc.	Baker Foundation Professor and William	United States
	80 Pine Street	Ziegler Professor of Business
	New York, NY 10005	Administration, Emeritus
Harvard Business School
Soldiers Field
Boston, MA 02163

Ian H. Chippendale	c/o Transatlantic Holdings, Inc.	Retired Chairman	United Kingdom
	80 Pine Street	RBS Insurance Group, Ltd.
New York, NY 10005

John G. Foos	c/o Transatlantic Holdings, Inc.	Retired Chief Financial Officer	United States
	80 Pine Street	Independence Blue Cross
New York, NY 10005

John L. McCarthy	c/o Transatlantic Holdings, Inc.	President	United States
	80 Pine Street	Risk Management Foundation of the
	New York, NY 10005	Harvard Medical Institutions, Inc.
101 Main Street
Cambridge, MA 02142

Robert F. Orlich	Transatlantic Holdings, Inc.	CEO	United States
	80 Pine Street	Transatlantic Holdings, Inc.
New York, NY 10005

Richard S. Press	c/o Transatlantic Holdings, Inc.	Chairman	United States
	80 Pine Street	Retired Senior Vice President, Wellington
	New York, NY 10005	Management Company

Michael C. Sapnar	Transatlantic Holdings, Inc.	President	United States
	80 Pine Street	Transatlantic Holdings, Inc.
New York, NY 10005

Executive Officers

Steven S. Skalicky	Transatlantic Holdings, Inc.	Executive Vice President, Chief	United Stated
	80 Pine Street	Financial Officer
New York, NY 10005

Paul A. Bonny	Transatlantic Holdings, Inc.	Executive Vice President, President	United Kingdom
	80 Pine Street	International Operations
New York, NY 10005

Javier E. Vijil	Transatlantic Holdings, Inc. 80 Pine Street	Executive Vice President, President Latin American and Caribbean Division	United States
New York, NY 10005

Ken Apfel	Transatlantic Holdings, Inc.	Executive Vice President, Chief Actuary	United States
80 Pine Street
New York, NY 10005

Gary A. Schwartz	Transatlantic Holdings, Inc.	Executive Vice President, General Counsel	United States
80 Pine Street
New York, NY 10005

Thomas V. Cholnoky	Transatlantic Holdings, Inc.	Senior Vice President, Investor Relations	United States
80 Pine Street
New York, NY 10005

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Merger Agreement, dated as November 20, 2011, between Alleghany, Merger Sub, and Transatlantic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed Transatlantic on November 22, 2011 (File No. 001-10545)).

2	Voting Agreement, dated as of November 20, 2011, by and among the Stockholders on the one hand, and Transatlantic, on the other (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Transatlantic on November 22, 2011 (File No. 001-10545)).